Reconciliation to United States Generally Accepted Accounting Principles

For the Year Ended December 31, 2009

Independent Auditors’ Report on reconciliation to United States Generally Accepted Accounting Principles

To the Board of Directors of Paramount Resources Ltd.

On March 3, 2010, we reported on the Consolidated Balance Sheets of Paramount Resources Ltd. as at December 31, 2009 and 2008 and the Consolidated Statement of Loss, Shareholders’ Equity, Comprehensive Loss and Cash Flows for each of the years in the two-year period ended December 31, 2009 (the “Consolidated Financial Statements”) which are included in the Annual Report on Form 40-F.

In connection with our audits conducted in accordance with Canadian Generally Accepted Auditing Standards and the standards of Public Company Accounting Oversight Board (United States) of the Consolidated Financial Statements, we also have audited the related supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” included in the Form 40-F. This supplemental note is the responsibility of the Corporation’s management. Our responsibility is to express an opinion on this supplemental note based on our audit.

In our opinion, such supplemental note, when considered in relation to the Consolidated Financial Statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants

Calgary, Canada

March 3, 2010

Paramount Resources Ltd. │ 2009 Reconciliation to United States GAAP

Reconciliation of Canadian to United States Generally Accepted Accounting Principles

Canadian Generally Accepting Accounting Principles ("GAAP") differs in certain respects from United States GAAP. The effect of significant differences on the Consolidated Financial Statements of Paramount Resources Ltd. ("Paramount" or the "Company") are described below:

Consolidated Net Loss and Comprehensive Loss (CAD$ thousands, except as noted)

Years ended December 31	2009	2008
Net loss under Canadian GAAP	$ (97,884)	$ (116,623)
Adjustments under US GAAP, net of tax:
Depletion, depreciation and accretion expense (a)	–	2,639
Income from investments (b)	–	2,996
Stock-based compensation (d)	6,615	(2,700)
Future income tax expense (a) (f)	(3,028)	(1,073)
Net loss under US GAAP	$ (94,297)	$ (114,761)
Other comprehensive income
Change in unrealized gain (loss) on available-for-sale investments	6,381	(5,127)
Reclassification of accumulated (gains) losses to earnings	(3,193)	5,131
Comprehensive loss under US GAAP	$ (91,109)	$ (114,757)

Net loss per common share under US GAAP ($/share)
Basic and diluted	$ (1.41)	$ (1.70)

Paramount Resources Ltd. │ 2009 Reconciliation to United States GAAP

Consolidated Balance Sheets (CAD$ thousands)

As at December 31	2009		2008
	CDN GAAP	US GAAP	CDN GAAP	US GAAP
Assets
Cash and cash equivalents	$ 93,238	$ 93,238	$ 54,131	$ 54,131
Accounts receivable	23,488	23,488	41,319	41,319
Risk management assets	2,187	2,187	19,690	19,690
Prepaid expenses and other	2,301	2,301	1,661	1,661
	121,214	121,214	116,801	116,801
Property, plant and equipment	716,235	716,235	766,103	766,103
Investments and other (b) (c)	234,586	231,174	234,423	231,268
Future income taxes	29,940	29,940	27,230	27,230
	$ 1,101,975	$ 1,098,563	$ 1,144,557	$ 1,141,402

Liabilities
Drilling rig loan	$ 29,380	$ 29,380	$ –	$ –
Accounts payable and accrued liabilities (f)	46,162	49,833	84,192	84,192
Current portion of stock-based compensation liability (d)	11,441	13,952	19	9,841
	86,983	93,165	84,211	94,033
Long-term debt (c)	93,655	94,394	109,452	110,448
Asset retirement obligations	103,462	103,462	87,237	87,237
Stock-based compensation liability (d)	3,771	4,721	–	254
Future income taxes (b) (d) (f)	41,194	41,194	85,170	82,142
	329,065	336,936	366,070	374,114

Shareholders’ Equity
Share capital (f)	393,087	418,191	302,727	331,502
Contributed surplus (d)	2,890	–	2,398	–
Retained earnings (d)	373,745	206,326	473,362	302,356
Additional paid-in-capital (b) (d)	–	133,922	–	133,430
Accumulated other comprehensive income	3,188	3,188	–	–
Total Shareholders’ Equity	772,910	761,627	778,487	767,288
	$ 1,101,975	$ 1,098,563	$ 1,144,557	$ 1,141,402

Consolidated Statement of Cash Flows (CAD$ thousands)

Years ended December 31	2009		2008
	CDN GAAP	US GAAP	CDN GAAP	US GAAP

Cash flows from operating activities (e)	$ 72,065	$ 66,749	$ 194,869	$ 187,709
Cash flows from (used in) financing activities	128,463	128,463	(71,338)	(71,338)
Cash flows used in investing activities (e)	$ (161,421)	$ (156,105)	$ (152,704)	$ (145,544)

Paramount Resources Ltd. │ 2009 Reconciliation to United States GAAP

a)

Property, Plant and Equipment

Both US and Canadian GAAP require property, plant and equipment to be assessed for potential impairments.  Effective January 1, 2004, the Canadian Institute of Chartered Accountants (“CICA”) implemented a new pronouncement on impairment of long-lived assets, which eliminated the US/Canadian GAAP difference going forward. The US/Canadian GAAP differences in recorded carrying values of impaired assets prior to January 1, 2004 resulted in differences in depreciation, depletion and accretion expense until the related assets were fully depleted under Canadian GAAP. For the year ended December 31, 2008, the property plant and equipment that was impaired for US GAAP purposes was impaired for Canadian GAAP purposes, eliminating the US GAAP difference.

b)

Investments

In 2008 the Financial Accounting Standards Board ("FASB") in the United States issued ASC Subtopic 323-10, "Equity Method Investment Accounting Considerations", which eliminated the US/Canadian GAAP differences regarding dilution gains and losses related to development stage equity accounted investments for fiscal years beginning on or after December 15, 2008. Prior to the change, under US GAAP, dilution gains and losses related to investments in development stage entities were not recognized in earnings, rather they were recognized in Additional-Paid-in-Capital. Prior to 2009, for US GAAP, dilution gains and losses in respect of Paramount’s investment in MGM Energy Corp. ("MGM Energy") were recognized in Additional-Paid-in-Capital.

Under Canadian GAAP, flow-through shares are recorded based on proceeds received. Upon filing the renouncement documents with the tax authorities, a future tax liability is recognized and shareholders’ equity is reduced for the tax effect of expenditures renounced to subscribers. Under US GAAP, proceeds from the issuance of flow-through shares are allocated between the sale of the shares and the sale of the tax benefits. The allocation is made based on the difference between the cost of flow-through shares and the market price of the existing shares. A liability is recognized for this difference, which is reversed upon the renunciation of the tax benefit. The difference between this liability and the deferred tax liability is recorded as income tax expense upon the renunciation of the tax benefit.

In 2009, MGM Energy renounced tax benefits associated with its 2008 flow-through share offering and as a result, Paramount recorded a dilution loss of $1.5 million for Canadian GAAP.  Under US GAAP the dilution loss is recorded in the period the flow-through shares are issued. In 2009 an equity loss of $1.5 million was recognized under US GAAP relating to the incremental income tax expense from the MGM Energy flow-through share renunciations.

c)

Financing fees

For Canadian GAAP, transaction costs arising from the issuance of debt are recorded net against the related long-term debt. For US GAAP, these transaction costs are reclassified to Investments and other assets.

Paramount Resources Ltd. │ 2009 Reconciliation to United States GAAP

d)

Stock-based Compensation

For Canadian GAAP, Paramount uses the intrinsic value method to recognize its stock-based compensation liability.  US GAAP requires Paramount to calculate its liability relating to share-based payments using the fair value method. For the year-ended December 31, 2009, Paramount’s Canadian GAAP compensation expense of $17.6 million was reduced by $6.6 million ($3.6 million net of tax) to $11.0 million to reflect the use of the fair market value method to compute stock-based compensation liability under US GAAP and the change in the Company’s historical settlement method. In 2008 an increase in compensation expense of $2.7 million ($1.9 million net of tax) was recorded under US GAAP.  Paramount uses the Black-Scholes option valuation method and the following key assumptions in estimating the fair value of stock options:

	2009	2008
Risk-free interest rate	2.94%	2.61%-2.81%
Maximum expected life	5 years	5-6 years
Expected volatility	53%	45%
Expected dividends	Nil	Nil

Paramount also reclassifies the contributed surplus related to Trilogy Energy Trust’s and MGM Energy’s stock-based compensation of $2.9 million (2008 - $2.4 million) to Additional-Paid-in-Capital.

e)

Statements of Cash Flow

The application of US GAAP changes the cashflow presentation for certain investing and operating items.  Under Canadian GAAP, exploration costs are an investing item. Under US GAAP, exploration costs of $5.3 million (2008 - $7.2 million) are included in cash flows from operating activities.

f)

Future Income Taxes

The liability method of accounting for income taxes under Canadian GAAP is similar to US GAAP, which requires the recognition of future tax assets and liabilities for the expected future tax consequences of events that have been recognized in Paramount’s consolidated financial statements or tax returns. Pursuant to US GAAP, enacted tax rates are used to calculate future income taxes, whereas Canadian GAAP uses substantively enacted tax rates. This difference did not impact Paramount’s financial position as at or the results of operations for the years ended December 31, 2009 and 2008.

Under Canadian GAAP, when flow-through shares are issued they are recorded based on proceeds received. Upon filing the renouncement documents with the tax authorities, a future tax liability is recognized and shareholders’ equity is reduced for the tax effect of expenditures renounced to subscribers. Under US GAAP, proceeds from the issuance of flow-through shares are allocated between the sale of the shares and the sale of the tax benefits. The allocation is made based on the difference between the cost of flow-through shares and the market price of the existing shares. A liability is recognized for this difference, which is reversed upon the renunciation of the tax benefit. The difference between this liability and the deferred tax liability is recorded as income tax expense upon the renunciation of the tax benefit.

Paramount Resources Ltd. │ 2009 Reconciliation to United States GAAP

In 2009, for US GAAP purposes, share capital was reduced by $3.7 million to record the tax benefit of the flow-through shares issued in 2009 and a corresponding liability was recognized. In 2008, under Canadian GAAP, Paramount recognized a future income tax liability of $8.3 million upon renouncement of the tax benefits of flow-through shares issued in 2006. For US GAAP, Paramount recognized an account payable of $7.1 million in respect of the flow-through share offering in 2006. In 2008, upon renouncement, the $7.1 million was reclassified to future income tax liability, with an additional $1.2 million recognized as a reduction to earnings.

g)

US GAAP Accounting Policy Changes

In January 2010, the FASB issued Extractive Industries – Oil and Gas, to align the reserve calculation with the disclosure requirements of the US Securities and Exchange Commission SEC Rule, Modernization of Oil and Gas Reporting Requirements. Effective December 31, 2009, the Company adopted the update for Oil and Gas Reserve Estimation and Disclosures applicable to Accounting Standards Codification (“ASC”) Topic 932. The ASC 932 update changes the pricing methodology for proved reserves used in calculating depletion from period end pricing to an average of first day of month pricing for 12 months. ASC 932 is considered a change in accounting estimate and therefore was adopted prospectively and applied to the quarter ended December 31, 2009 consistent with the Company’s policy. The effect of adopting ASC 932 for the year ended December 31, 2009 was to increase depletion by $7.2 million, decrease future income tax expense by $1.9 million, decrease net earnings by $5.3 million, and decrease basic and diluted earnings per share by $0.08.

In June 2009, the Company adopted FASB Staff Position FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, now contained in FASB ASC Topic 320, Investments – Debt and Equity Securities, which provides guidance on estimating fair value when the volume and level of transaction activity for an asset or liability has significantly decreased in relation to normal market activity for the asset or liability. The implementation of this standard did not have an impact on the Company's consolidated financial statements.

In June 2009, the FASB issued SFAS 168 – The FASB Accounting Standards Codification and the Hierarchy of US GAAP – a replacement of FASB Statement No.162. SFAS 168 provides for the FASB ASC to become the single official source of authoritative, nongovernmental US GAAP. The ASC did not change US GAAP but reorganizes the literature. SFAS 168 was effective for interim and annual periods ending after September 15, 2009. The adoption of this statement has not had any effect on the Company’s consolidated financial statements.

As of January 1, 2009, the Company adopted prospectively, for US GAAP purposes, ASC 805-10, "Business Combinations". This revised standard requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination. The adoption of this standard had no impact on the Company’s consolidated financial statements.

Paramount Resources Ltd. │ 2009 Reconciliation to United States GAAP

In January 2010, the FASB issued an amendment to Fair Value Measurement and Disclosure. The amendment requires entities to disclose separately significant transfers in and out of level 1 and level 2 fair value measurements.  Additionally, entities are required to present information about purchases, sales, issuances and settlements of level 3 fair value measurements. This amendment will be effective for Paramount’s 2010 reporting and is not expected to have a material impact on the Company.

In August 2009, FASB issued recommendations which amend Fair Value Measurements by providing additional guidance clarifying the measurement of liabilities at fair value. When a quoted price in an active market for the identical liability is not available, the amendments require that the fair value of the liability be measured using one or more of the listed valuation techniques that should maximize use of relevant observable inputs, and minimize the use of unobservable inputs. The adoption of this amendment did not have a material impact on Paramount's results or financial position.

On Dec. 31, 2009, the Corporation adopted ASU 2010-02, "Accounting and Reporting for Decreases in Ownership of a Subsidiary – Scope Clarification", now contained in FASB ASC Topic 810, Consolidation.  This amendment clarifies scope and disclosure requirements for a decrease in ownership of a subsidiary when an entity ceases to have a controlling interest in the subsidiary. The adoption of this standard did not have a material impact on Paramount's results or financial position.

On Jan. 1, 2009, the Corporation adopted FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51", in conjunction with the IASB standards and now contained FASB ASC Topic 810, Consolidation. Under Topic 810, changes in ownership percentages without loss of control are treated as equity transactions. Non-controlling interests are required to be reported under equity and the income attributable to the non-controlling interests is to be disclosed. Disclosure that meets the requirement of this standard can be found in the Earnings, Earnings per Share, and Comprehensive Income Information and the Balance Sheet Information in this reconciliation.

Paramount Resources Ltd. │ 2009 Reconciliation to United States GAAP